

April 25, 2013

Via E-mail
Mr. Nigel Clerkin
Executive Vice President and CFO
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

> **Re:** **Elan Corporation, plc**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 001-13896**

Dear Mr. Clerkin:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies
(r) Research and Development, page 121

1. Please tell us how your accounting policy of expensing acquired in-process research and development as incurred complies with ASC 730-10-25-2c. and/or ASC 350-30-35-17A, as applicable. In addition, tell us how costs to acquire IP, product rights and other similar intangible assets, which you capitalize, relate to research and development and how your policy complies with ASC 730-10-25-2c. and/or ASC 350-30-35-17A, as applicable.

Note 9. Equity Method Investments, page 129

2. Please tell us why you are not required to provide the financial statements of Janssen AI and Alkermes plc under Rule 3-09 of Regulation S-X.

Note 11. Income Taxes, page 133

3. In the table presented on page 135 presenting the full potential amounts of deferred tax at December 31 of 2012 and 2011, please tell us what the deferred interest of $263 million and $236.4 million, respectively, represents, and why it is a deferred tax asset at December 31, 2011 and 2012 under ASC 740-10-25.

Note 15. Assets Held for Sale, page 145

4. Regarding your classification of the Tysabri transaction with Biogen Idec, please tell us how you met the criteria in ASC 360-10-45-9 to classify the Tysabri assets as held for sale at December 31, 2012 and to report the related results of operations as discontinued operations following ASC 205-20-45-1.

Note 26. Additional Paid In Capital, page 154

5. Please provide us your analysis of how you met each of the following conditions under Section 210 of the Codification of Accounting Series Releases 25 when a quasi-reorganization can be effected without the creation of a new corporate entity:
   - Earned surplus, as of the date selected, is exhausted;
   - Upon consummation of the quasi-reorganization, no deficit exists in any surplus account;
   - The entire procedure is made known to all persons entitled to vote on matters of general corporate policy and the appropriate consents to the particular transactions are obtained in advance in accordance with the applicable laws and charter provisions; and
   - The procedure accomplishes, with respect to the accounts, substantially what might be accomplished in a reorganization by legal proceedings -- namely, the restatement of assets in terms of present conditions as well as appropriate modifications of capital and capital surplus, in order to obviate so far as possible necessity of future reorganizations of like nature.

6. Please provide us disclosure to be provided in future periodic reports that discusses your accounting policy for the subsequent recognition of tax benefits of deductible temporary differences and carryforwards as of the date of effecting the share premium account reduction. In addition, provide us an analysis of ASC 852-740-45-3 and SAB Topic 5.S. supporting your accounting for tax benefits recognized in 2012 subsequent to the effecting the share premium account reduction.

Note 37. Supplemental Guarantor Information, page 178

7. Please clarify in proposed revised disclosure to be provided in future periodic reports, if true, that all of your subsidiary guarantors are 100% owned subsidiaries of the company as required by paragraph (d) of Rule 3-10 of Regulation S-X. In addition, include in your proposed disclosure all the disclosures, as applicable, required by paragraph (i) 8, 9 and 10 of Rule 3-10 of Regulation S-X.

8. Please provide us your basis in rule 3-10 of regulation S-X for accounting for your discontinued operations as a separate line within the parent company column and as a separate column in your condensed consolidating Statements of Operations for the years ended December 31, 2012, 2011 and 2010, rather than in the guarantor subsidiaries column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or me at (202) 551-3679 if you have any questions regarding the comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant